Exhibit 99.1

Ecopetrol announces appointment of new Corporate Vice President of Finance (CFO)

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that as of August 7, 2018, Jaime Caballero Uribe has been appointed the new Corporate Vice President of Finance (Chief Financial Officer).

Mr. Caballero has more than 20 years of experience with companies in the oil and gas sector, both in Colombia and abroad. He has served as Ecopetrol’s CFO for the Downstream Segment since July 2017. During this period he has also represented Ecopetrol at the Board of Directors of Propilco and Gases del Caribe, among other companies.

His experience prior to Ecopetrol includes 17 years at BP plc, where he held leadership positions in Colombia, North America, Africa and Europe, most recently as CFO for the Brazil region (encompassing Brazil, Uruguay, Colombia and Venezuela).

Mr. Caballero is an attorney with a degree from the Universidad de los Andes (Colombia). He has an MBA in Energy Business from the Fundação Getulio Vargas (Brazil), and has carried out executive studies in advanced financial management at Duke University and Wharton School of Business (University of Pennsylvania).

Mr. Caballero will be the compliance agent for financial reporting to the Colombian Finance Superintendency and the international markets.

Bogotá D.C., August 8, 2018

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information contact:

Capital Markets Manager (E)

Fernando Alexander Suárez Tello

Telephone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co